UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                  SEC FILE NUMBER
                                                                    0-15976
                           NOTIFICATION OF LATE FILING          ---------------
                                                                 CUSIP NUMBER
                                                                  625429 20 4

(Check One): |_| Form 10-K |_|Form 20-F |_|Form 11-K |X| Form 10-Q |_|Form N-SAR
          For Period Ended:   4/30/02
                           -------------------
          (   ) Transition Report on Form 10-K
          (   ) Transition Report on Form 20-F
          (   ) Transition Report on Form 11-K
          (   ) Transition Report on Form 10-Q
          (   ) Transition Report on Form N-SAR
          For the Transition Period Ended:_____________________________________

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrants:

Multi Soft, Inc.
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Former Name if Applicable

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Address of Principal Executive Offices (Street and Number)

3535 Quakerbridge Rd., Suite 103
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City, State and Zip Code

Hamilton, NJ 08619
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without
            unreasonable effort or expense;
  X    (b)  The subject quarterly report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by
            Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.
(Attach Extra Sheets If Needed)

"The financial statements and Managements Discussion are not completed."

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Charles Lombardo                               (609)          631-7401
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        Name                                      Area Code    Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                   _          _
                                                              |X| Yes    |_| No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  _          _
                                                              |X| Yes    |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

3.] Net loss for the Quarter ended 04/30/02 is anticipated to be approximately $44,000, which represents a decrease in loss of approximately $70,000
(approximately 61.4%) from the net loss of $113,000 for the Quarter ended 04/30/01. We believe that this increase in the results of operations was due primarily to:

(i) an increase in license and maintenance fees of approximately $16,000; a decrease in consulting and other fees of $18,000, resulting in a decrease in total revenues of approximately $2,000;

(ii) a decrease in expenses of approximately $69,000, primarily a result of the Company's cost cutting program implemented in the fourth quarter of the fiscal year ended January 31, 2002.

(iii) an increase in administrative charges of approximately $3,000 from our affiliate Freetrek, Inc.

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                             Multi Soft, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.


Date June 14, 2002                        By /s/ Charles J. Lombardo
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                                          Charles J. Lombardo


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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